River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda, HM11
Fax : (441) 296-1214

November 30, 2007

To:

Securities Exchange Commission
Division of Investment Management
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-6989

Re:           River Capital Group, Inc.
Amendment No. 1 to Preliminary Information
Statement Filed on Schedule 14C
File No. 0-29463

Amendment No. 1 to Form 10-QSB for the quarter ended June 30, 2007
File No. 0-29463

Dear Ms. Anne Nguyen Parker,

Here follows our response to your letter dated November 21, 2007.

General

1.	Revise to provide updated financial statements meeting the requirements of Item 310(g) of Regulation S-B.

The Sonterra Resources financial statements have been updated to September 30, 2007.  The Certain Acquired Properties financial statements have been updated to August 3, 2007 and are now audited.  Please be advised that the August 3, 2007 date for the Certain Acquired Properties was used following guidance received from the Staff in a conference call on November 19, 2007 among Ms. Sherry Spurlock of Sonterra, Mr. Tom Akin of Akin, Doherty, Klein & Feuge, P.C., Sonterra’s auditors, and Ms. Shannon Buskirk of the Staff.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31

2.	Please correct the income tax expense and net income (loss) line items in the final column to reflect the $148,765 in tax expense that has not been adjusted based on disclosure in note B(14).

The income tax expense, net income (loss) and net income (loss) per share has been corrected to reflect the income tax expense in the final column.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(B) Acquisition of Certain Acquired Oil and Gas Properties, page 33

3.
We have reviewed your response to prior comments 6 and 8 from our letter dated October 18, 2007.  We note you have revised the adjustments in note B(10) to reflect the acquisition of Certain Acquired Properties by Sonterra at fair value in accordance with SFAS 141.  Based on the first column of the table presented on page, 34, the purchase price totals to $6,004,214.  Please reconcile this amount with the $6.2 million amount stated on page 26.  In, addition, please confirm whether the acquisition of Certain Acquired Properties was paid in cash.

We have revised page 26 to reflect an aggregate acquisition price of approximately $5.9 million, and have added an additional sentence describing that other costs totaling $694,000 were incurred, and how such costs were allocated.  Also, the acquisition of Certain Acquired Properties was paid fully in cash.  Please also see our response to comment 4. below.

4.
On a related note, we understand Sonterra incurred approximately $354,400 in fees and other costs associated with the acquisition of Certain Acquired Properties based on your disclosure in note B(9).  It appears this amount is not included in the $6,004,214 purchase price used in the allocation in note B(10).  Therefore, since the $354,400 is recorded to the oil and gas properties and pipeline assets in addition to the adjustments in note B(10), it appears the net assets acquired are now stated in the pro forma balance sheet at amounts in excess of their fair values.  Please make revisions to your adjustments and disclosures as necessary to resolve this inconsistency.  In your response, please tell us how you considered the guidance of paragraph 24 of SFAS 141 in accounting for these costs in your pro forma financial statements.

Please note that the previous adjustments in Note B (9) and (10) are no longer presented in the Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2007, as the acquisition of the oil and gas properties by Sonterra was completed prior to this date.  However, we have revised the accounting for the properties in accordance with SFAS 141; as such, the $354,000 previously capitalized as oil and gas properties is expensed as a transaction fee in the audited financial statements of Sonterra for the period ended September 30, 2007.  We reviewed SFAS 141 with respect to the possibility of capitalizing the $354,000 as goodwill, but because of the nature of the assets acquired, do not believe recognition of goodwill is supportable; accordingly, such amount is expensed as incurred.

5.
We note your response to comment 11 of our letter dated October 18, 2007 related to the recognition of accounts receivable as a pro forma adjustment and the adjustment to recognize $143,883 in accrued liabilities in note B(10).  Tell us why these amounts were not reflected in the financial statements of Certain Acquired Properties as of June 30, 2007.

Please note the accounts receivable and accrued liability adjustment, previously included in note B(10) has been deleted as the acquisition of the properties by Sonterra was completed prior to September 30, 2007.  The similar accounts receivable and accrued liability adjustment is reflected in the balance sheet of the Sonterra September 30, 2007 audited financial statements.

Certain Acquired Oil and Gas Properties

Unaudited Financial Statements

6.
Please make the appropriate revisions to mark your interim financial statements as restated and to provide the required disclosures explaining the nature of the restatement.  Refer to paragraph 26 of SFAS 154.

The interim financial statements have now been updated to August 3, 2007 with respect to the Certain Acquired Properties, and to September 30 2007 with respect to Sonterra.  Accordingly, neither of these audited statements have previously been issued, and as such, are not restated.

Audited Financial Statements

Notes to Audited Financial Statements

Note A. Summary of Significant Accounting Policies, page F-13

7.	Please expand your disclosures to provide an assertion from management that the method used to allocate costs to the Certain Acquired Properties is reasonable. Refer to SAB Topic 1:B, Question 2.

We have added a sentence to Note A in Operations asserting management’s belief that the method used to allocate costs is reasonable and appropriate.

8.
We note your response to comment 19 of our letter dated October 18, 2007 and are unable to locate the disclosure discussing the basis used to carve out the capitalized costs of these properties from the seller’s full cost pool on the balance sheet.  Your disclosure currently states simply that the costs of the acquired properties reflect the historical cost of the specified properties.  Therefore, we reissue our prior comment 19.

We have added a paragraph in Note A, immediately below the description of the properties purchased, which discloses how the carved out costs, and related operations, were derived.  The disclosure further discloses that management believes the costs and operations of the acquired properties are reasonable and appropriate.

9.
We note you revised the financial statements to reflect income tax expense for the periods presented.  However, the related footnote disclosure on page F-13 has not been updated to reflect this revision.  Please revise your disclosures as appropriate.  Note that this comment also applies to the interim financial statements of the acquired properties.

The income tax footnote disclosure in Note A has been appropriately revised.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Howard Taylor
__________________
Howard Taylor, CEO